UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Superior Industries International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.50 per share par value
(Title of Class of Securities)

868168105
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)
Robert A. Earnest, Esq.
Vice President, General Counsel and Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406
(818) 781-4973
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Ben D. Orlanski, Esq.
John J. Heber, Esq.
Manatt, Phelps & Phillips LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4126

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,676,449.97	$51.47

*	The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for amendment will be tendered pursuant to this offer. These options have an aggregate fair value of $1,676,449.97 as of July 27, 2007, calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Superior Industries International, Inc., a California corporation (“Superior” or the “Company”), to amend certain options (the “Eligible Options”) that have been granted under the Company’s 1993 Stock Option Plan (the “1993 Plan”) or 2003 Equity Incentive Plan (the “2003 Plan,” together with the 1993 Plan, the “Plans,” and each individually, a “Plan”): (i) that had original exercise prices per share that were less than the fair market value per share of the Company’s common stock underlying the option on the Correct Grant Date (as defined below) of the option, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the expiration date of the Offer, and (iv) that are held by individuals who are subject to taxation in the United States.
     Eligible Option Holders (as defined below) may elect to (i) receive amended Eligible Options (“Amended Options”) from the Company whose exercise price per share is increased to the fair market value of a share of the Company’s common stock (the “New Exercise Price”) on the option’s Correct Grant Date, and (ii) for each Amended Option, receive a cash payment equal to One Hundred and Ten Percent (110%) of the difference between the Black-Scholes Value (as defined below) of each Amended Option and the Black-Scholes Value of each Eligible Option, multiplied by the number of unexercised shares of Superior’s common stock subject to the Eligible Option that was amended in the Offer. The “Correct Grant Date” is the date all corporate actions were completed necessary to effectuate the option grant, as determined by Superior. Cash payments will be paid on or promptly following January 24, 2008, and all such payments will be subject to any applicable tax withholding. Cash payments will not be subject to any further vesting conditions and will be made without regard to whether an Eligible Option is vested and whether an eligible participant is an employee of the Company.
     The Amended Options will be made available pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated August 1, 2007 (the “Offer to Amend”), (ii) the Cover Email to All Eligible Option Holders, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An “Eligible Option Holder” refers to an individual who holds Eligible Options to purchase shares of the Company’s common stock that are outstanding as of the expiration date of the Offer and who is subject to taxation in the United States, and who remains an employee of the Company, including one of its subsidiaries, through the expiration date of the Offer.
     This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(a)(1)(A)
EXHIBIT 99.(a)(1)(B)
EXHIBIT 99.(a)(1)(C)
EXHIBIT 99.(a)(1)(D)
EXHIBIT 99.(a)(1)(E)
EXHIBIT 99.(a)(1)(F)
EXHIBIT 99.(a)(1)(G)
EXHIBIT 99.(a)(1)(H)
EXHIBIT 99.(a)(1)(I)(i)
EXHIBIT 99.(a)(1)(I)(iii)
EXHIBIT 99.(a)(1)(J)

Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
     Superior Industries International, Inc. is the issuer of the securities subject to the Offer to Amend. The address of the Company’s principal executive office is 7800 Woodley Ave., Van Nuys, California 91406 and the telephone number at that address is (818) 781-4973. The information set forth in the Offer to Amend in the Section under the caption “The Offer,” entitled “Information Concerning the Company,” is incorporated herein by reference.
(b) Securities.
     This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Options Holders under the Plans to amend certain Eligible Options and to receive a cash payment with respect to each Amended Option, as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the Cover Email to All Eligible Option Holders attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).
     As of July 23, 2007, there were options to purchase 3,086,192 shares of the Company’s common stock outstanding and, as of August 1, 2007, 106 Eligible Option Holders that were eligible to participate in this Offer.
(c) Trading Market and Price.
     The information set forth in the Offer to Amend in the Section under the caption “The Offer,” entitled “Price Range of Shares Underlying the Options,” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4. Terms of the Transaction.
(a) Material Terms.
     The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers,” and under the caption “The Offer” in the Sections entitled “Eligibility” (Section 1), “Number of Options and Amount of Consideration; Expiration of the Offer” (Section 2), “Procedures for Electing to Participate in This Offer” (Section 4), “Withdrawal Rights and Change of Election” (Section 5), “Acceptance of Eligible Options for Amendment, Issuance of Cash Payments, and Amended Options” (Section 6), “Conditions of the Offer” (Section 7), “Source and Amount of Consideration; Terms of Amended Options” (Section 9), “Status of Options Amended by the Company in the Offer; Accounting Consequences of the Offer” (Section 12), “Legal Matters; Regulatory Approvals” (Section 13), “Material United States Federal Income Tax Consequences” (Section 14), and “Extension of Offer; Termination; Amendment” (Section 15), is incorporated herein by reference.
(b) Purchases.
     None of the members of the Company’s Board of Directors or the Company’s executive officers may participate in the Offer. The information set forth in the Offer to Amend under Section 11 entitled, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options,” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
(e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Amend under Section 9 entitled, “Source and Amount of Consideration; Terms of Amended Options,” and Section 11 entitled, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options,” is incorporated herein by reference. See also (1) the form of stock option agreement under the Company’s 1993 Plan, which is filed herewith; (2) the form of stock option agreement under the Company’s 2003 Plan, which is filed herewith; (3) the Company’s 1993 Plan, which is incorporated by reference to Exhibit 28.1 to the Company’s Registration Statement on Form S-8 filed June 10, 1993, as amended (Registration No. 33-64088); and (4) the Company’s 2003 Plan, which is incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 dated July 28, 2003 (Registration No. 333-107380).
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the Section entitled “Purpose of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.

     The information set forth in the Offer to Amend under the caption “The Offer” in the Sections entitled “Acceptance of Eligible Options for Amendment, Issuance of Cash Payments, and Amended Options” and “Status of Options Amended by the Company in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.
(c) Plans.
     The information set forth in the Offer to Amend under the caption “The Offer” in the Sections entitled “Purpose of the Offer” and “Information Concerning the Company” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
     The information set forth in the Offer to Amend under the caption “The Offer” in the Section entitled “Source and Amount of Consideration; Terms of Amended Options” is incorporated herein by reference.
(b) Conditions.
     The information set forth in the Offer to Amend under the caption “The Offer” in the Section entitled “Conditions of the Offer” is incorporated herein by reference.
(d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership.
     The information set forth in the Offer to Amend under the caption “The Offer” in the Section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
(b) Securities Transactions.
     The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.

(a) Financial Information.
     The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the Sections entitled “Information Concerning the Company,” “Financial Statements,” and “Additional information” is incorporated herein by reference. The financial information included in Superior’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007 (as amended April 13, 2007) and Superior’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, filed with the SEC on May 16, 2007, is incorporated herein by reference. Superior’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.
(b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Amend under the caption “The Offer” in the Section entitled “Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(b) Other Material Information.
     Not applicable.
(c) Summary Financial Information.
     The information set forth in the Schedule B to the Offer to Amend is hereby incorporated by reference.
Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, Dated August 1, 2007

(a)(1)(B)	Draft Cover Email to All Eligible Option Holders and Draft Cover Email to Specific Eligible Option Holders Providing Addendum

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	Form of Addendum

(a)(1)(F)	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment

(a)(1)(G)	Forms of Confirmation Emails

(a)(1)(H)	Forms of Initial Reminder Emails to Eligible Option Holders and Email Regarding Employee Meeting

(a)(1)(I)(i)	Form of Stock Option Agreement under Superior Industries International, Inc.’s 1993 Stock Option Plan

Exhibit Number	Description
(a)(1)(I)(ii)	Superior Industries International, Inc.’s 1993 Stock Option Plan (incorporated by reference to Exhibit 28.1 to Superior’s Registration Statement on Form S-8 filed June 10, 1993, as amended (Registration No. 33-64088))

(a)(1)(I)(iii)	Form of Stock Option Agreement under Superior Industries International, Inc.’s 2003 Equity Incentive Plan

(a)(1)(I)(iv)	Superior Industries International, Inc.’s 2003 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Superior’s Registration Statement on Form S-8 dated July 28, 2003 ( Registration No. 333-107380))

(a)(1)(I)(v)	Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007, and the amendment to Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 13, 2007, each incorporated herein by reference.

(a)(1)(I)(vi)	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, filed with the SEC on April 16, 2007, incorporated herein by reference.

(a)(1)(J)	Presentation Materials for Employee Meeting to Discuss Offer

(b)	Not Applicable

(d)	See items (a)(1)(I)(i) through (iv)

(g)	Not Applicable

(h)	Not Applicable
Item 13. Information Required by Schedule 13E-3.
(a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
/s/ Robert A. Earnest
Robert A. Earnest
Vice President, General Counsel & Secretary

Date: August 1, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, Dated August 1, 2007

(a)(1)(B)	Draft Cover Email to All Eligible Option Holders and Draft Cover Email to Specific Eligible Option Holders Providing Addendum

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	Form of Addendum

(a)(1)(F)	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment

(a)(1)(G)	Forms of Confirmation Emails

(a)(1)(H)	Forms of Initial Reminder Emails to Eligible Option Holders and Email Regarding Employee Meeting

(a)(1)(I)(i)	Form of Stock Option Agreement under Superior Industries International, Inc.’s 1993 Stock Option Plan

(a)(1)(I)(ii)	Superior Industries International, Inc.’s 1993 Stock Option Plan (incorporated by reference to Exhibit 28.1 to Superior’s Registration Statement on Form S-8 filed June 10, 1993, as amended (Registration No. 33-64088))

(a)(1)(I)(iii)	Form of Stock Option Agreement under Superior Industries International, Inc.’s 2003 Equity Incentive Plan

(a)(1)(I)(iv)	Superior Industries International, Inc.’s 2003 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Superior’s Registration Statement on Form S-8 dated July 28, 2003 ( Registration No. 333-107380))

(a)(1)(I)(v)	Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007, and the amendment to Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 13, 2007, each incorporated herein by reference.

(a)(1)(I)(vi)	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, filed with the SEC on April 16, 2007, incorporated herein by reference.

(a)(1)(J)	Presentation Materials for Employee Meeting to Discuss Offer

(b)	Not Applicable

(d)	See items (a)(1)(I)(i) through (iv)

(g)	Not Applicable

(h)	Not Applicable